SOBR Safe, Inc.

6400 S. Fiddlers Green Circle, Suite 1400

Greenwood Village, Colorado 80111

October 4, 2022

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C.  20549

Attn:  Gregory Herbers

Re:	SOBR Safe, Inc. Registration Statement on Form S-1 File No. 333-267466 Request for Acceleration

Dear Mr. Herbers:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), SOBR Safe, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-267466) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 PM, Eastern time, on Wednesday, October 5, 2022, or as soon as thereafter as is practicable.

In connection with this request, the Company acknowledges to the Securities and Exchange Commission (the “Commission”) that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to direct any questions or comments concerning this request to Craig V. Butler, Esq. at the Law Offices of Craig V. Butler at (949) 484-5667.

Sincerely, SOBR Safe, Inc.

/s/ David Gandini
By:	David Gandini
Its:	Chief Executive Officer